ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated October 29, 2007

100% Principal Protected Notes

UBS AG Notes Linked to the UBS Bloomberg Constant Maturity
Commodity Index (CMCI) Excess Return

Indicative Terms

Issuer	UBS AG (Jersey Branch)
Issue Price	$1,000 per Note
Underlying Index	UBS Bloomberg Constant Maturity Commodity Index (“CMCI”) Excess Return
Term	4 years
Participation Rate	At least 100%. The actual Participation Rate will be determined on the trade date and will not be less than 100%.
Payment at Maturity	Investors will receive a cash payment at maturity that is based on the Index Return:
♦ If the Index Return is positive, you will receive your principal plus your principal × the Index Return × the Participation Rate
♦ If the Index Return is zero or negative, you will receive 100% of your principal
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	The closing level of the Index on the trade date
Index Ending Level	The closing level of the Index on the final valuation date
Trade Date*	November 21, 2007
Settlement Date*	November 29, 2007
Final Valuation Date*	November 21, 2011
Maturity Date*	November 29, 2011
*	Expected.

Product Description

Principal Protected Notes provide exposure to potential price appreciation in the CMCI Excess Return (the “Index”) as well as full principal protection at maturity. Principal protected investments issued at UBS can help reduce portfolio risk while maintaining exposure to commodities. Principal protection only applies at maturity.

Benefits
☐	Growth Potential — Investors participate at a rate of at least 100% in any upside performance of the Index. The level of participation will be determined on the trade date, but will not be less than 100%.
☐	Preservation of Capital — At maturity, you will receive a cash payment equal to at least 100% of your principal.
☐	New Benchmark Index — The Index is designed to be an international benchmark for modern commodity investing. The Index is composed of a basket of 28 commodity futures with up to 5 different investment maturities for each individual commodity and uses a unique calculation methodology reflecting the relative importance of each individual commodity in the index to the world economy.
Scenario Analysis at Maturity

Assumptions: 100% Principal Protection at Maturity; Participation Rate of 100%

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering dated October 29, 2007.

We are using this issuer free writing prospectus and the attached preliminary prospectus supplement to solicit from you an offer to purchase the Securities. You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you of any material changes to the terms of the Securities.

In the event that we make any change to the expected trade date and settlement date, the final valuation date and the maturity date will be changed to ensure that the stated terms of the Securities remains the same.

ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated October 29, 2007

Index Descriptions

UBS Bloomberg Constant Maturity Commodity Index (“CMCI”) Excess Return

The CMCI Excess Return is composed of 28 futures contracts with up to five different investment maturities for each individual commodity. The Index is rebalanced monthly. The commodities represented in the Index include agriculture, energy, livestock, industrial metals and precious metals.

Please refer to page S-16 of the attached preliminary prospectus for detailed weightings.

Historical Performance

The graph below illustrates the performance of the Index from 7/31/98 to 10/24/07 in comparison to the S&P Goldman Sachs Commodity Index (GSCI®) Excess Return, Dow Jones-AIG Commodity IndexSM Excess Return and Rogers International Commodity Index®Excess Return. The data for the CMCI Excess Return is derived by using the Index’s calculation methodology with historical prices.

Historical performance is not indicative of future performance.
Investor Suitability and Key Risks

The Notes may be suitable for you if:

♦	You seek an investment with a return linked to the performance of the Index.
♦	You are willing to accept the risk of fluctuations in commodity prices in general and exchange traded futures contracts on physical commodities traded on various international exchanges in particular.
♦	You seek an investment that offers full principal protection on the Notes when held to maturity.
♦	You are willing to hold the Notes to maturity.
♦	You do not seek current income from this investment.
♦	You are willing to invest in the Notes based on the minimum Participation Rate indicated (the actual Participation Rate will be determined on the trade date).

The Notes may not be suitable for you if:

♦	You are not willing to be exposed to fluctuations in commodities prices in general and exchange traded futures contracts on physical commodities traded on various international exchanges in particular.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by companies with comparable credit ratings.
♦	You will create an overconcentrated position in the commodities sector of your portfolio by owning the Notes.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek current income from your investment.
♦	You seek investment for which there will be an active secondary market.

Key Risks:

♦	Market risk — Amounts payable on the Notes and their market value will depend on the performance of the Index.
♦	Limited history of the Index — The Index has a limited performance history, and it is uncertain how the Index will perform as a tradable Index and how useful it will be for purposes of trading.
♦	No direct exposure to foreign exchange rate fluctuations — The value of your Notes will not be adjusted, and you will not receive any additional payment or incur any additional expense, for exchange rate fluctuations between the U.S. dollar and the currencies upon which the futures contracts composing the Index are based.
♦	No interest payments — You will not receive any periodic interest payments on the Notes.
♦	Principal protection only if you hold the Notes to maturity — You should be willing to hold your Notes to maturity.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. If you sell your Notes prior to the maturity date, you may have to sell them at a substantial loss.
♦	Potential over-concentration in particular commodity sectors — The commodities underlying the futures contracts included in the Index are concentrated in a limited number of sectors, particularly energy, agriculture and industrial metals.

Investors are urged to review the “Risk Factors” in the preliminary prospectus supplement relating to this offering for a more detailed description of the risks related to an investment in the Notes.

The returns on UBS structured notes are linked to the performance of the relevant underlying asset or index. Investing in a structured note is not equivalent to investing directly in the underlying asset or index. Before investing, investors should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communications relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free at 1-800-722-7370.